EXHIBIT 21.1

List of Subsidiaries

Name	% Ownership	State of Incorporation	Status
Nationwide Commercial Brokers Corp	100	California	active
Diversified Commercial Brokers, LLC	53.8	California	active
Diversified Commercial Mortgage, Corp	100	California	inactive
Dickinson Management Inc	100	North Dakota	inactive
Spencer Springs, LLC	63.0	Nevada	active